UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

* * * * * * * * * * * * * * * * * * * * * * *

In the Matter of

ENTERGY CORPORATION
ENTERGY SERVICES, INC.
ENTERGY ARKANSAS, INC.
ENTERGY GULF STATES, INC.
ENTERGY LOUISIANA, INC.
ENTERGY MISSISSIPPI, INC.
ENTERGY NEW ORLEANS, INC.
SYSTEM ENERGY RESOURCES, INC.
ENTERGY OPERATIONS, INC.
SYSTEM FUELS, INC.

File No. 70-10240

(Public Utility Holding Company
              Act of 1935)

* * * * * * * * * * * * * * * * * * * * * * *

* * * * * * * * * * * * * * * * * * * * *	CERTIFICATE PURSUANT TO RULE 24

Pursuant to Rule 24 promulgated by the Securities and Exchange Commission ("Commission") under the Public Utility Holding Company Act of 1935, as amended, this is to certify that the transactions referred to below, which were proposed in the joint Application-Declaration on Form U-1, as amended, in File No. 70-10240 ("Application-Declaration"), have been carried out in accordance with the terms and conditions of, and for the purposes represented by, the Application-Declaration and pursuant to the Order of the Commission, dated November 30, 2004 (HCAR No. 27918), issued in respect thereof.

On November 30, 2004, (a) an Amended and Restated Money Pool Agreement was executed by Entergy Corporation ("Entergy"), Entergy Services, Inc. ("ESI"), Entergy Arkansas, Inc. ("EAI"), Entergy Gulf States, Inc. ("EGSI"), Entergy Louisiana, Inc. ("ELI"), Entergy Mississippi, Inc. ("EMI"), Entergy New Orleans, Inc. ("ENOI"), System Energy Resources, Inc. ("System Energy"), Entergy Operations, Inc. ("EOI"), and System Fuels, Inc. ("SFI") (collectively, the "Applicants"), (b) new money pool notes were executed by each of the Applicants (exclusive of Entergy), (c) EOI and Entergy entered into Amendment No. 6 to their Loan Agreement, dated as of June 6, 1990 (and EOI executed the New EOI Note), (d) ESI and Entergy entered into Amendment No. 6 to their Loan Agreement, dated as of September 18, 1991 (and ESI executed the New ESI Note), and (e) SFI and Entergy entered into Amendment No. 4 to their Loan Agreement, dated as of March 21, 1994 (and SFI executed the New SFI Note).

Attached hereto and incorporated by reference are the following Exhibits:

Exhibits:

          B-2                  Executed form of Amended and Restated Money Pool Agreement

          B-3(a)(1)         Executed form of note to evidence borrowings by EAI through the Money Pool.

          B-3(a)(2)         Executed form of note to evidence borrowings by EGSI through the Money Pool.

          B-3(a)(3)         Executed form of note to evidence borrowings by ELI through the Money Pool.

          B-3(a)(4)         Executed form of note to evidence borrowings by EMI through the Money Pool.

          B-3(a)(5)         Executed form of note to evidence borrowings by ENOI through the Money Pool.

          B-3(a)(6)         Executed form of note to evidence borrowings by ESI through the Money Pool.

          B-3(a)(7)         Executed form of note to evidence borrowings by EOI through the Money Pool.

          B-3(a)(8)         Executed form of note to evidence borrowings by SFI through the Money Pool.

          B-3(b)             Executed form of note to evidence borrowings by System Energy through the
                                  Money Pool.

          B-4(b)-1         Executed revised form of Amendment No. 6 to Loan Agreement between
                                 EOI and Entergy (including executed form of New EOI Note).

          B-5(b)-1         Executed revised form of Amendment No. 6 to Loan Agreement between ESI and Entergy (including executed form of New ESI Note).

          B-6(b)-1         Executed revised form of Amendment No. 4 to Loan Agreement between
                                 SFI and Entergy (including executed form of New SFI Note).

IN WITNESS WHEREOF, the undersigned companies have duly caused this Certificate to be executed as of the 9th day of December, 2004.

Entergy Corporation
Entergy Services, Inc.
System Fuels, Inc.
Entergy Arkansas, Inc.
Entergy Louisiana, Inc.
Entergy Mississippi, Inc.
Entergy New Orleans, Inc.
System Energy Resources, Inc.
Entergy Operations, Inc.
Entergy Gulf States, Inc.

By: /s/ Steven C. McNeal

      Steven C. McNeal
      Vice President and Treasurer